Exhibit 18.1
February 25, 2011
Board of Directors
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, Texas 77010
Dear Directors:
We are providing this letter solely for inclusion as an exhibit to Key Energy Services, Inc.’s (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in our report dated February 25, 2011. As stated in Note 1 to those financial statements, the Company changed the date of its annual goodwill impairment assessment for its Russian reporting unit from September 30 to December 31. Note 1 also states management’s belief that the newly adopted method of applying an accounting principle is preferable in the circumstances because December 31 coincides with the Company’s planning and budgeting process, which will allow it to utilize updated forecasts in the discounted cash flow models that are used in the determination of the fair value of the reporting unit.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ GRANT THORNTON LLP